Exhibit (j) (2)

SERVICE AGREEMENT

This Service Agreement, dated as of March 17, 2022 (this “Agreement”), is by and between EAGLE STRATEGIES LLC (“Eagle”), a Delaware limited liability company and an indirect wholly-owned subsidiary of NEW YORK LIFE INSURANCE COMPANY (“New York Life”), and NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION (“NYLIAC”), a stock insurance company incorporated in Delaware and a wholly-owned subsidiary of New York Life.

WHEREAS, NYLIAC is an insurance company licensed to offer life insurance and annuities in the District of Columbia and all fifty states;

WHEREAS, NYLIAC issues, or will issue, one or more variable annuity polices that are designed for sale in the “fee-based” investment adviser market (the “Advisory VA Policy or Advisory VA Policies ”) where policyowners must elect to receive ongoing investment advisory services from a registered investment adviser in connection with such policy;

WHEREAS, Eagle is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, engaged in the business of providing investment advisory services and products, and in such other kinds of business activities that are reasonably and necessarily incidental to this business;

WHEREAS, each Eagle investment adviser representative is licensed as (i) a registered investment adviser representative in each state in which that investment adviser representative is required to be registered; (ii) a registered representative of NYLIFE Securities LLC (“NYLIFE Securities”), which is a duly licensed broker-dealer, member of FINRA, licensed insurance agency, and an affiliate of both Eagle and NYLIAC; and (iii) an appointed insurance agent of NYLIAC;

WHEREAS, Eagle and its investment adviser representatives will provide asset allocation and investment advisory services to policyowners who purchase Advisory VA Policies (“Clients”); and WHEREAS, each policyowner who purchases an Advisory VA Policy must also enter into a separate agreement with Eagle and its individual investment adviser representatives (the “Client Agreement”) and agree to pay an ongoing, asset-based fee (“Advisory Fee”) to Eagle for ongoing investment advisory services related to the Advisory VA Policies (the “Advisory Services”).

THE PARTIES AGREE:

1.	Relationship of the Parties

Neither NYLIAC nor Eagle shall act or hold itself out as acting as agent of the other, except by express mutual consent. This Agreement does not supersede or purport to alter the provisions of any agreements between Eagle, New York Life, NYLIAC and/or any other affiliate or subsidiary of New York Life. No provision of this

Agreement or its implementation shall be deemed to supersede, alter, annul or repeal any agreements that may exist or may be entered into by and between NYLIAC and Eagle, by and between New York Life and Eagle, , by and between New York Life and NYLIAC or by and between any other affiliate or subsidiary of New York Life.

2.	Arrangements Not Exclusive

Arrangements provided in this Agreement are not exclusive and Eagle and NYLIAC each retain the right to contract with any other person for the provision or receipt of any services or facilities, whether or not provided under this Agreement.

3.	Compensation

Nothing in this Agreement shall alter any obligation of New York Life to be solely liable for the compensation of its employees or agents who are providing services to NYLIAC and Eagle under this Agreement, including but not limited to salary, additional employee benefits, legally required employee contributions and tax obligations. No officers, agents or investment adviser representatives of Eagle performing services under this Agreement shall receive personal compensation from NYLIAC. The cost of services provided to NYLIAC by such persons shall be charged to NYLIAC as provided in Section 5 of this Agreement.

4.	Performance of Services

A.	Services

The services which Eagle shall provide to NYLIAC are set forth in Exhibit A. The services which NYLIAC shall provide to Eagle are set forth in Exhibit B.

B.	Segregation of Records and Assets

Eagle shall, in performing services under this Agreement, maintain separate accounts and records, together with supporting statistical and other data and documentation, in order to permit identification of those transactions related to the business of NYLIAC pursuant to this Agreement.

Eagle and NYLIAC each shall maintain its own books, accounts and records in such a way as to disclose clearly and accurately the nature and detail of the transactions between them, including such accounting information as is necessary to support the reasonableness of charges under this Agreement, and such additional information as NYLIAC or Eagle may reasonably request for purposes of its internal bookkeeping and accounting operations. NYLIAC and Eagle and their respective duly authorized representatives shall, at all reasonable times, each be permitted access to all relevant books and records of the other pertaining to charges allocated to or made pursuant to this Agreement. The Commissioner of the Delaware Insurance Department (the “Commissioner”) and his/her representatives shall at all reasonable times be permitted access to all books and records of either party pertaining to services provided and charges allocated or billed pursuant to this Agreement.

C.	Ownership of Facilities/Equipment

No facility of or equipment of the parties used to provide services under this Agreement shall be deemed transferred, assigned, conveyed or leased by reason of this Agreement, except as Eagle and NYLIAC may otherwise agree in writing. The amount charged for use of any leased facilities or equipment shall be computed in the matter provided in Section 5 of this Agreement.

D.	Best Efforts

Each party agrees to use its best efforts, at all times, to maintain sufficient personnel and facilities of the kind necessary to perform its obligations under this Agreement. However, in the event that either party determines that it is or shall be unable to provide any service or facility under this Agreement, for any reason, the party shall immediately notify the other so that the other party can make alternative arrangements.

E.	Exercise of Judgment

Each party shall provide all services under this Agreement in accordance with prudent business judgement and pursuant to standards generally prevailing in the insurance and investment advisory industries at the time, or such stricter standards as the other party may direct in writing.

F.	Investment Advisers Act

Eagle’s Advisory Services will be provided in accordance with the applicable provisions of the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and the rules and regulations promulgated thereunder and under all the applicable federal and state laws and regulations.

G.	Control

The performance of this Agreement shall not impair the control of the business and operations of each of Eagle and NYLIAC by their respective Boards of Directors or Board of Manager.

H.	Liability

Neither party shall be liable to the other for the actions or omissions of its personnel in furnishing to the other, in good faith without negligence, those services and facilities provided under this Agreement.

5.	Charges and Payments

A.	Charges

Each party (“Payor”) shall pay to the other party (“Service Provider”) a charge equal to all expenses, direct and allocated, reasonably and equitably determined by the Payor to be attributable to the Service Provider for services and facilities provided under this Agreement. The methods of determining such charges to the Payor shall be similar to those employed by New York Life under its internal cost accounting procedures. Such procedures shall be modified where necessary or appropriate to reflect fairly and equitably the actual cost incurred by the Service Provider on behalf of the Payor. The charges under this Agreement shall not include any corporate allocations which are the subject of any separate agreement(s) between Eagle and New York Life and/or NYLIAC and New York Life.

The Service Provider shall make periodic analyses to determine, as closely as possible, the actual cost of services rendered and facilities made available to the Payor under this Agreement. The Service Provider shall advise the Payor of the results of such analyses and such results shall be used to modify the method of distribution of expenses to more accurately reflect actual cost.

The determination by the Service Provider of charges to be paid by the Payor shall be conclusive as between the Service Provider and the Payor, except that if the Payor objects to any such determination, it shall so notify the Service Provider within 30 days of receipt of notice of such determination. In the event such objection cannot be reconciled, the Service Provider and the Payor shall select a firm of independent accountants that shall determine the proper charge and, within a reasonable time, shall submit such determination, together with the basis thereof, in writing to both the Service Provider and the Payor. Thereupon, such determination shall be binding. The cost of any such determination shall be borne equally by the Service Provider and the Payor.

B.	Payments

The Service Provider shall provide to the Payor within 30 days of the end of each month (or such other interval not greater than quarterly as the parties may agree), a written statement of the amount due under this Agreement for that period, and the Payor shall pay that amount to the Service Provider within 30 days following receipt of the statement.

The Service Provider shall also provide the Payor with a report containing such information maintained by the Service Provider pursuant to this Agreement and required by the Payor to satisfy applicable reporting requirements.

C.	Prohibition on Advancement of Funds

NYLIAC shall not advance funds to Eagle except to pay for the services as defined in this Agreement in accordance with 18 Del. Admin. C. 1802 – 19.2.4. All fees paid or payable to Eagle hereunder shall be paid solely out of NYLIAC’s own assets.

D.	Exclusive Property

All funds and invested assets of NYLIAC are the exclusive property of NYLIAC, held for the benefit of NYLIAC and are subject to the control of NYLIAC. No funds or invested assets of NYLIAC shall be deemed transferred, assigned, conveyed or leased by reason of this Agreement, except as NYLIAC and Eagle may otherwise agree in writing.

6.	Associated Persons and Access Persons

Eagle and NYLIAC agree that any employees or agents of NYLIAC or New York Life who have access to the investment recommendations of Eagle to the Clients will be treated as associated persons of Eagle, and access persons of Eagle if and as required under Rule 204A-1 of the Advisers Act. Such persons will be subject to relevant policies and procedures of Eagle, including conflict of interest certifications, insider trading policies and personal securities transaction reporting requirements.

7.	Investment Advisory and Insurance Licensing

Eagle and NYLIAC agree and acknowledge that NYLIAC is not a registered investment adviser and will not provide investment advisory services to the Clients. Eagle and NYLIAC agree that Eagle is not licensed as either an insurance company or an insurance agency and will not provide insurance-related services or advice. Eagle and NYLIAC agree that Eagle’s investment adviser representatives will provide insurance-related services or insurance-related advice in their capacity as registered representatives of NYLIFE Securities LLC.

8.	Oversight

NYLIAC will maintain oversight of all functions provided to NYLIAC by Eagle and will monitor services at least annually for quality assurance in compliance with 18 Del. Admin. C. 1802 -19.2.5.

9.	Records and Documents

Eagle and NYLIAC shall maintain appropriate records identifying the nature and type of each service provided under this Agreement. All records, books, and files established and maintained by Eagle by reason of its performance of services under this Agreement which, absent this Agreement, would have been held by NYLIAC, shall be deemed the property of NYLIAC and shall be maintained in accordance with applicable law and regulation, including, but not limited to, 18 Del. Admin. C. 1802 - 19.2.6-7. Such records should be available, during normal business hours, for inspection by NYLIAC, anyone authorized by NYLIAC, and any governmental agency that has regulatory authority over NYLIAC’s business activities. Copies of such records, books, and files shall be delivered to NYLIAC on demand. All such records, books and files shall be promptly transferred to each party to the other party upon termination of this Agreement, except that each party may keep copies required by its recordkeeping policies and procedures.

10.	Governing Law

The parties shall comply with all applicable federal, state and local laws, together with any rules, regulations or rulings issued thereunder. This Agreement shall be governed by the laws of New York State, without regard to the conflicts of law principles thereof.

11.	Indemnification

Each party shall indemnify, defend and hold the other party harmless, to the maximum extent permitted by law, from and against any and all claims, losses, damages, costs, expenses or other liabilities, including without limitation, reasonable attorney’s fees (collectively, “Losses”), arising out of or relating to the indemnifying party’s provision of services to the other party, to the extent such Losses were caused in whole or in part by the negligence or willful misconduct of the indemnifying party or its officers, directors, employees, agents and representatives in accordance with 18 Del. Admin. C. 1802 – 19.2.10.

12.	Privacy

As part of this Agreement, each party may have access to individually identifiable personal information of the other party’s consumers (“Consumer Information”). Each party agrees to use such Consumer Information in accordance with both parties’ policies. Each party will establish administrative, physical and technical safeguards to ensure the security and confidentiality of all Consumer Information it may collect, use, disclose or maintain and to protect against unauthorized access to or disclosure of Consumer Information. Each party will follow policies and procedures designed to ensure that Consumer Information will be used in accordance with this Agreement.

13.	Notice

All notices, statements or requests furnished under this Agreement shall be in writing, and shall be deemed given, upon delivery to an officer of the other party hereto, or if mailed, by certified or registered mail, addressed to such other party, at its principal office or other location designated, from time to time, by written notice as provided in this Section 13, as follows:

If to Eagle:	If to NYLIAC:

Eagle Strategies LLC	New York Life Insurance and Annuity
51 Madison Avenue	Corporation
New York, NY 10010	51 Madison Avenue
New York, NY 10010

Attention: Office of the General Counsel	Attention: Office of the General Counsel

14.	Assignment

This Agreement may not be assigned by either Eagle or NYLIAC except by mutual written consent following approval by the Department of Insurance of the State of Delaware.

15.	Termination

The term of this Agreement shall be for a period of one year and this Agreement shall be deemed automatically renewed for additional consecutive terms of one year each if neither party has delivered to the other party hereto a written notice of termination ninety days prior to the expiration of the term then in force. This Agreement may be terminated at any time by either party by written notice to the other party, such termination to be effective 90 days after receipt of such notice, or such other date if mutually agreed. Either party may terminate for cause immediately if continued performance under this Agreement would materially violate applicable state or federal laws, rules or regulations.

16.	Receivership

In the event NYLIAC is placed in receivership or seized by the Commissioner in accordance with the Delaware Receivership Act, all rights of NYLIAC under this Agreement shall extend to the Commissioner or, in the event a receiver has been appointed, to the receiver (the “Receiver”). All books and records which are the property of NYLIAC shall be made available to the Receiver or the Commissioner and shall be provided to the Receiver or the Commissioner upon their request.

Eagle may not automatically terminate this Agreement in the event NYLIAC is placed in receivership pursuant to 18 Del. C. Ch. 59 and Eagle will continue to maintain any systems, programs, or other infrastructure during the period of receivership and will make them available to the Receiver or the Commissioner for so long as Eagle continues to receive timely payment for services rendered.

17.	Entire Agreement

This Agreement constitutes the entire agreement between the parties; and no other agreement, statement or promise not contained in this Agreement shall be valid or binding.

18.	Modification; Waiver

This Agreement may be modified only by a written instrument executed by each of the parties. Any of the terms and conditions of this Agreement may be waived in writing at any time by the party entitled to their benefits.

19.	Severability

The provisions of this Agreement shall be considered severable and independent of each other and in the event that any provision of this Agreement is found to be invalid or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect.

20.	Headings

The headings contained in this Agreement are inserted for convenience and are not intended to be part of this Agreement.

21.	Counterparts

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder Intentionally Left Blank]

SIGNED by the parties as of the date first written above.

EAGLE STRATEGIES LLC

By:
Name: Gregory Webster

Title: Vice President

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

By:
Name: Matthew Williams

Title: Vice President

EXHIBIT A

Services provided by Eagle to NYLIAC may include, but need not be limited to, the following:

1.	Eagle agrees to support NYLIAC’s issuance of Advisory VA Policies and shall provide Advisory Services to its Clients as set forth in each Client’s applicable Client Agreement.

2.	Eagle shall promptly notify NYLIAC of:

a.	Clients who have entered into a Client Agreement with Eagle;

b.	the schedule of Eagle’s Advisory Fee rates for each such Client’s Advisory VA Policy; and

c.	termination of any such Client Agreement or revocation of the authorization to pay Eagle’s Advisory Fees.

3.	Work with Eagle’s vendors to enable appropriate access by its investment adviser representatives to account-opening and account-maintenance documentation relating to the Advisory VA Policies.

EXHIBIT B

Services provided by NYLIAC to Eagle may include, but need not be limited to, the following:

1.	NYLIAC will provide certain administrative services with respect to the Advisory Services, including effecting all initial and subsequent premium allocation instructions provided by Eagle.

2.

Calculate, deduct from the Client’s Advisory VA Policy and remit to Eagle each month, the Advisory Fee(s) payable by Client(s) under the Client Agreement(s). NYLIAC will not pay commissions to Eagle or its investment adviser representatives for the sale of the Advisory VA Policies or for Advisory Services.

3.	Promptly notify Eagle if a Client gives notice to NYLIAC of revocation of his or her authorization to deduct Eagle’s Advisory Fees from the Advisory VA Policies.

4.	Work with NYLIAC’s vendors to enable appropriate access by Eagle’s financial professionals to account-opening and account-maintenance documentation relating to the Advisory VA Policies.

5.

Perform periodic due diligence on the investment divisions available for investment through the Advisory VA Policies, and providing reports of these due diligence reviews to Eagle upon Eagle’s request.

6.	Provide available valuation and performance data with regard to the investment divisions available for investment through the Advisory VA Policies.

7.	Promptly notify Eagle if NYLIAC is considering changing the availability of any of the investment divisions available in connection with the Advisory VA Policies.

8.	Promptly notify Eagle prior to discontinuing the product offering.

9.	As provided in Section 7 hereof, NYLIAC’s services under this Agreement do not include providing investment advisory services to the Clients.